SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

--------------------------------------------------------------------------------
                                    FORM 11-K

                                  ANNUAL REPORT


                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934


(Mark One)

{X} ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED) for the fiscal year ended December 30, 2001

                                  OR

{ } TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the transition period from _________ to 5313 __________.

Commission file number 333-21011

  A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
      FIRSTENERGY CORP. SAVINGS PLAN

  B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                      FIRSTENERGY CORP.
                    76 SOUTH MAIN STREET
                      AKRON, OH  44308

We consent to the incorporation by reference in the Company's previously filed Registration Statement (File No. 333-21011) of our report dated June 7, 2002, on the audits of the FirstEnergy Corp.

FirstEnergy Corp.
Savings Plan
Report on Audits of Financial Statements and Supplemental Schedules
December 30, 2001 and 2000




F/FirstEnergy/2001Savingsfs

..

FirstEnergy Corp. Savings Plan

Index
--------------------------------------------------------------------------------
December 30, 2001 and 2000

                                                                        Page


Report of Independent Accountants .....................................   1

Statements of Net Assets Available for Plan Benefits at
     December 30, 2001 and 2000 .......................................   2

Statements of Changes in Net Assets Available for Plan Benefits
     for the years ended December 30, 2001 and 2000 ...................   3

Notes to Financial Statements .........................................  4-12


Supplemental Schedules:

   Schedule of Assets (Held at End of Year)
   December 30, 2001 ..................................................   13

   Schedule of Reportable Transactions for the year
       ended December 30, 2001 ........................................   14



All other supplemental schedules are omitted as they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 and applicable regulations issued by the Department of Labor.

                        Report of Independent Accountants


To the Participants and the
Savings Plan Committee


In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the FirstEnergy Corp. Savings Plan (the "Plan") at December 30, 2001 and 2000, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. These supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




June 7, 2002

FirstEnergy Corp. Savings Plan

Statements of Net Assets Available for Plan Benefits
December 30, 2001 and 2000
--------------------------------------------------------------------------------



         Assets                                     2001             2000

Cash and cash equivalents ................    $    2,343,342   $    2,315,579
FirstEnergy common stock .................       457,493,010      409,819,702
Capital preservation investments .........       163,168,296      146,804,260
Domestic equity stocks ...................       299,137,692      320,407,833
International equity stocks ..............        40,982,416       54,495,835
Other equities ...........................        23,568,020       27,790,987
Balanced fund securities .................                 -       30,293,989
Bonds ....................................        13,963,399                -
Participant loans ........................        18,125,574       16,354,465
Interest receivable ......................           868,023        2,111,011
Employer contributions receivable ........                 -       17,973,917
Employee contributions receivable ........         1,758,988        1,662,770
Pending sale transactions ................            55,538           22,398
                                              --------------   --------------

   Total assets ..........................     1,021,464,298    1,030,052,746

        Liabilities

Pending purchase transactions ............           345,932          249,059
ESOP loan balance ........................       149,550,000      168,250,000
Interest payable .........................               505       17,513,680
                                              --------------   --------------

   Total liabilities .....................       149,896,437      186,012,739
                                              --------------   --------------

Net assets available for plan benefits ...    $  871,567,861   $  844,040,007
                                              ==============   ==============


The accompanying notes are an integral part of these financial statements.



FirstEnergy Corp. Savings Plan

Statements of Net Assets Available for Plan Benefits
December 30, 2001 and 2000
-----------------------------------------------------------------------------------------------------

                                                                       2001                 2000
Additions:
  Contributions:

    Employee .................................................     $  45,395,654        $  39,255,536
    Employer .................................................        20,272,285           17,973,917
                                                                   -------------        -------------
      Total contributions ....................................        65,667,939           57,229,453

  Investment income:
    Interest and dividends ...................................        34,356,550           42,264,160
    Net (depreciation) appreciation in fair value
      of investments .........................................       (18,006,428)          66,455,467
                                                                   -------------        -------------
         Total investment income .............................        16,350,122          108,719,627

  Conversion transfers, net ..................................           100,958           38,424,284
                                                                   -------------        -------------

           Total additions ...................................        82,119,019          204,373,364

Deductions:
  Distributions to Participants ..............................       (37,084,543)         (48,430,603)
  ESOP interest ..............................................       (16,825,000)         (18,275,000)
  Fees .......................................................          (579,137)            (922,790)
  ESOP transfers to other benefit plan .......................          (102,485)                   -
                                                                   -------------        -------------

           Total deductions ..................................       (54,591,165)         (67,628,393)
                                                                   -------------        -------------

Increase in net assets .......................................        27,527,854          136,744,971

Net assets available for plan benefits, beginning of year ....       844,040,007          707,295,036
                                                                   -------------        -------------

Net assets available for plan benefits, end of year ..........     $ 871,567,861        $ 844,040,007
                                                                   =============        =============



The accompanying notes are an integral part of these financial statements.



FirstEnergy Corp. Savings Plan

Notes to Financial Statements
December 30, 2001 and 2000
--------------------------------------------------------------------------------

1.  Description of the Plan

    The FirstEnergy Corp. Savings Plan (the "Plan") provides eligible employees of FirstEnergy Corp. ("FirstEnergy" or "FE") and its subsidiaries, collectively referred to as the "Companies" a mechanism through which they can save and invest part of their income on a tax deferred basis at regular intervals. Additionally, the Companies may match employee contributions with shares of FirstEnergy common stock (see
    Note 7) held in the Employee Stock Ownership Plan ("ESOP"). Employees may invest their contributions in other investment options (the "Funds") and all contributions made to employees' accounts are fully and immediately vested in the Plan. The purpose of the Plan is to encourage employees to adopt a regular savings program and to provide additional security for retirement. The following is a brief description of the Plan and is provided for general information purposes only. Employees should refer to the Plan documents for more complete information.

    The Plan is a qualified profit-sharing plan under Section 401(a) of the Internal Revenue Code of 1954, as amended (the "Code"), and provides for salary reduction contributions under Section 401(k) of the Code. In general, plans established pursuant to Section 401(k) of the Code permit eligible employees to defer current federal and, subject to applicable laws, state and local income taxes on the portion of their current compensation represented by the amount of the salary reduction elected. The amounts, as elected by the employees, are contributed to the Plan by the Companies through payroll deductions.

    The Plan is subject to Title I of the Employee Retirement Income Security Act of 1974 ("ERISA") but not Title IV as it is an "individual account plan". Title I establishes reporting and disclosure requirements, minimum standards for participation, vesting and benefit accrual, prohibitions governing the conduct of fiduciaries and provides that ERISA pre-empts other federal, state and local statutes relating to employee benefits. The protective benefits of Title IV which relate to insuring pension benefits by the Pension Benefit Guaranty Corporation are not applicable to individual account plans.

    Every permanent FirstEnergy Corp. employee is eligible to become a participant in the Plan, herein referred to as employee or Participant immediately at commencement of employment.

    Employees may participate in one or more of the Funds through deferral of compensation. The choice of investments (except the Companies' matching contributions, which are in the form of FirstEnergy common stock) is the responsibility of the individual employee. Transfers between funds are the responsibility of the employee and may be made on a daily basis.

    Securities in the ESOP Account
    The ESOP purchased a total of 10,654,114 shares of Ohio Edison ("OE") common stock from November 1990 to December 1991 for the purpose of funding the Companies' matching contribution to the Plan. On November 8, 1997, pursuant to the merger of OE and Centerior Energy Corporation that created FirstEnergy Corp. ("Merger"), shares of OE common stock were converted into shares of FirstEnergy common stock on a one-for-one basis.

    The Plan borrowed $200 million, referred to herein as the "ESOP Loan", at a rate of 10% from OE to fund the purchase of the stock. The ESOP Loan is collateralized by the unallocated FirstEnergy common stock acquired with the proceeds of the ESOP Loan. The ESOP Loan is expected to be

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
December 30, 2001 and 2000
--------------------------------------------------------------------------------

    repaid by December 2005. Interest payments on the loan are made annually. Additionally, principal payments may be made sooner if additional shares of FirstEnergy common stock are needed for distributions to Participants. At December 30, 2001 and 2000, the ESOP Loan balance was $149,550,000 and $168,250,000, respectively.

    Requirements for maturing long-term debt are as follows:


          2002 .........    $ 23,700,000
          2003 .........      29,300,000
          2004 .........      35,700,000
          2005 .........      60,850,000
                            ------------

                            $149,550,000
                            ============


    ESOP Allocation
    As principal and interest payments are made on the ESOP Loan, shares of FirstEnergy common stock are released from the ESOP Unallocated Fund to the ESOP Allocated Fund where they are made available for contribution to Participants' accounts. The Plan made interest payments of $35,100,000 in 2001 and $19,415,000 in 2000, which released 812,272 shares in 2001 and
    477,625 shares in 2000. In December 2001, a principal payment of $18,700,000 was made which led to the release of 442,343 shares. In December 2000, a principal payment of $14,500,000 was made which led to the release of 342,993 shares. In January 2000, a principal payment of $11,400,000 was made leading to the release of 269,664 shares.

    The Companies' matching contribution to each Participant's account is computed the Thursday following the end of each pay period based on the Companies' matching contribution percentages (see Note 7) and on the quoted market price of the FirstEnergy common stock when contributed. During 2001 and 2000, respectively, 548,888 and 618,381 ESOP shares were contributed to Participants' accounts. In 2001 and 2000, respectively, 197,077 and 212,128 ESOP shares were realized related to the reinvestment of dividends on the ESOP shares.

    At December 30, 2001 and 2000, there were 4,561,340 and 5,815,955 shares respectively, held in the ESOP Unallocated Fund at market values of $159,555,675 and $183,566,080, respectively, and 4,540,151 and 3,951,907 shares, respectively, held in the ESOP Allocated Fund at market values of $176,352,004 and $124,732,064. The market value of the ESOP common stock is measured by the quoted market price.

    PAYSOP
    A component of the Plan consists of a qualified payroll-based tax credit employee stock ownership plan (PAYSOP) under Section 401(a) and Section 501(a) of the Code.

    Under the Economic Recovery Tax Act of 1981, effective January 1, 1983, tax credits were based upon eligible employee compensation. The regulation permitted the Companies to contribute to the Trust a maximum of one-half of one percent of the aggregate compensation of eligible employees and claim a tax credit on its consolidated federal income tax return equal to this amount. The amounts allocated to eligible employees were based upon the proportion of their wages and salaries (to a maximum of $100,000) to the wages and salaries of total employees for the year.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
December 30, 2001 and 2000
--------------------------------------------------------------------------------

    The Tax Reform Act of 1986 eliminated the PAYSOP tax credit with respect to compensation earned in 1987 or later years. As a result, the Companies have not contributed to the PAYSOP since the 1986 contribution other than for the reimbursement of PAYSOP administrative expenses.

    On November 8, 1997, pursuant to the Merger, shares of OE common stock held in the PAYSOP were converted into shares of FirstEnergy common stock on a one-for-one basis.

    Dividends are paid annually to Participants in the PAYSOP. The market value of the common stock in the PAYSOP is measured by the quoted market price. As of February 11, 2002, dividends will be payable quarterly to Participants and Participants will also have the option to reinvest dividends back into the PAYSOP Fund.

2.  Summary of Accounting Policies

    The financial statements have been prepared on the accrual basis of accounting.

    The Plan presents, in the Statements of Changes in Net Assets Available for Plan Benefits, the net appreciation (depreciation) in the fair value of its investments, which consists of realized gains or losses and unrealized appreciation or depreciation. All investment management fees are deducted from investment income.

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts recorded in the financial statements and accompanying notes. Actual results may differ from these estimates.

    Certain prior year amounts have been reclassified to conform to the current year's presentation.

3.  Plan Termination

    Although the Companies have not expressed any intent to do so, the Companies reserve the right to discontinue or terminate the Plan at any time. If the Plan should be terminated, in whole or in part, Participants will be entitled to withdraw the full value of their accounts, to the extent allowed by law.

4.  Descriptions of Funds

    The following are brief descriptions of the Funds currently available to Participants at December 30, 2001:

    Fund A - Company Common Stock Fund
    This Fund consists entirely of shares of FirstEnergy Corp. common stock. The Fund provides an opportunity for employees to increase their common ownership stake in FirstEnergy. The objective for this Fund is the growth of capital through both appreciation and dividend income. The Fund also holds the Companies' pre-ESOP matching contribution in FirstEnergy common stock. The common stock is purchased by the Trustee on the open market. The market value of the common stock is measured by the quoted market price.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
December 30, 2001 and 2000
--------------------------------------------------------------------------------

    Fund B - Capital Preservation Fund
    This Fund consists of guaranteed fixed income contracts issued by insurance companies and banks, collateralized mortgage obligations, and short-term money market instruments. These contracts guarantee interest for a fixed period and the principal amount of all investments. The average yield of the contracts was 5.97 % and 6.21% for the years 2001 and 2000, respectively. The crediting interest rate as of December 30, 2001 and 2000 was 5.51% and 6.25%, respectively. The market value of the Capital Preservation Fund is measured at the contract value as determined by the insurers and banks and no valuation reserve in relation to the contract value is deemed necessary.

    Fund C - S&P 500 Index Fund
    This Fund is a common/collective trust investing in the S&P 500 stocks. The objective of this Fund is the growth of capital through both appreciation and dividend income. The market value of the S&P 500 Index Fund is based on the market value per share determined by the Trustee.

    Fund D - Small Cap Value Fund
    This Fund invests primarily in securities of well-financed small cap companies at a substantial discount to what the manager believes are takeover values. The manager is EQSF Advisors, Inc. and the mutual fund name is Third Avenue Value. The objective of the Fund is to match or exceed the returns of the Russell 2000 Value Index over time.

    Fund E - Large Cap Value Fund
    The Fund seeks long-term capital appreciation and income by focusing on domestic large company equities that are selling at modest prices to earnings multiples. Shares are usually held for the long-term. Only extreme valuations or major changes to a company's fundamentals will trigger a sale. The portfolio manager is Davis Selected Advisors, L.P. and the mutual fund name is Selected American Fund. The performance objective is to match or exceed the S&P/Barra Large Cap Value Index over time.

    Fund F - Mid Cap Value Fund
    The Fund seeks long-term capital appreciation by investing in mid-sized companies that are less closely monitored by the investment community as evidenced by low institutional ownership and analyst coverage. The goal is to find well-managed companies that have sustainable growth prospects but that are selling at prices below their private market value. The manager believes that these factors may cause shares to be undervalued. The manager may sell a stock when its price no longer compares favorably with the company's private market value. The portfolio manager is Strong Capital Management and the mutual fund name is Strong Opportunity Fund.

    Fund G - Mid Cap Growth Fund
    The Fund seeks long-term capital appreciation by investing in mid cap companies that are leaders in attractive growth markets and in securities of higher risk accelerating growth companies. These securities are driven by product cycles, favorable sector conditions or other company specific factors expected to produce rapid sales and earnings growth. The Fund's investments are usually bought and sold relatively frequently. The portfolio manager is Invesco Funds Group, Inc. and the mutual fund name is Invesco Dynamics Fund.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
December 30, 2001 and 2000
--------------------------------------------------------------------------------

    Fund H - Small Cap Growth Fund
    The Fund seeks long term capital appreciation by investing in small companies that are positioned for above-average growth in revenues, earnings or assets. Both qualitative and quantitative analysis is used to evaluate companies for distinct and sustainable competitive advantages which are likely to lead to growth in earnings and share price. The portfolio manager is Franklin Advisers, Inc. The mutual fund name is Franklin Small/Mid Cap Growth Fund.

    Fund I - Bond Fund
    The Fund seeks to maximize total return consistent with the preservation of capital by investing at least 65% of its assets in a diversified portfolio of intermediate term fixed income investments of varying maturities. The Fund invests primarily in investment grade debt but may invest up to 10% of its assets in high yield securities rated B or higher. The Fund may invest up to 20% of assets in securities denominated in foreign currencies. The portfolio manager is PIMCO and the mutual fund name is PIMCO Total Return Fund.

    Fund J -Self Managed Fund
    Participants may invest in a self managed brokerage account available through State Street Brokerage Services, Inc. Options include mutual funds along with any security that is listed on the NYSE, ASE and NASDAQ.

    Fund K - EuroPacific Fund
    This Fund is an actively managed portfolio of foreign common stocks managed by Capital Research & Management Co. The objective of the Fund is the growth of capital through appreciation. The market value of the Fund is measured at the market value per share determined by the investment manager.

    Fund L - Loan Fund
    The Plan allows Participants to borrow from their before-tax, after-tax and rollover accounts for certain approved purposes. When loans are made, they are recorded as interfund transfers. The repayments of principal and interest are credited to the Participants' account balances within the respective funds. The employee repays the loan and all related interest through payroll deductions.

    Participants may borrow up to 50 percent of their total account balance or 100 percent of their before-tax account, whichever is less. The interest rate charged is based on the prime rate plus 1 percent. Participants may have up to two loans outstanding at one time. The minimum loan amount is $1,000 and must be repaid within 6 and 60 months. If the loan is for the purchase of a principal residence, the loan repayment period can be extended to 30 years. The maximum loan amount is $50,000.

    Fund M - Armada Equity Growth Fund
    This is an actively managed Fund specializing in large capitalization growth-oriented stock issues managed by National City Bank. The objective of the Fund is the growth of capital through appreciation.

    Fund N - DQE Frozen Stock Fund
    This Fund consists entirely of shares of Duquesne Light Company ("DQE") common stock. These investments were transferred from the former Beaver Valley Power Station 401(k) Plan. The

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
December 30, 2001 and 2000
--------------------------------------------------------------------------------

    market value of the common stock is measured by the quoted market price. The Fund is frozen to contributions from Participants and allows withdrawals by Participants in accordance with the Plan document.

5.  Investments

    The Plan's investments are maintained in investment funds and shares of common stock of FirstEnergy and DQE, as described in Note 4.

    Investment securities are exposed to various risks such as interest rate, market and credit risks. Market values of securities fluctuate based on the magnitude of changing market conditions; significant changes in market conditions could materially affect plan investments.

    The following presents the market value of investments that represent 5 percent or more of the Plan's Net Assets Available for Plan Benefits at December 30, 2001 and 2000:

                                                     2001             2000
                                                -------------    -------------

        ESOP Unallocated Fund ................  $ 159,555,675    $ 183,566,080

        ESOP Allocated Fund ..................    176,352,004      124,732,064

        Company Common Stock Fund ............    118,284,278       98,381,786

        Capital Preservation Fund ............    163,168,296      146,804,260

        S&P 500 Index Fund ...................    148,298,557      162,252,698

        EuroPacific Fund .....................     40,982,416       54,495,835

        Armada Equity Growth Fund ............     90,698,078      127,188,018


     The net (depreciation) appreciation of the Plan's investments for 2001 and 2000 was as follows:


                                                     2001              2000

        Equities ............................   $ (21,402,157)     $(12,016,298)
        Bonds ...............................        (233,937)                -
        Domestic stocks .....................     (33,585,640)      (19,228,615)
        International stocks ................      (6,970,511)      (18,567,594)
        FirstEnergy Corp. common stock ......      44,185,817       116,267,974
                                                -------------      ------------

        Total                                   $ (18,006,428)     $ 66,455,467
                                                =============      ============

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
December 30, 2001 and 2000
--------------------------------------------------------------------------------

6.  Participant Investments That Are Non-Participant Directed

    Net assets available for plan benefits and changes in net assets available for plan benefits relating to non-participant directed investments at December 30, 2001 and 2000 and for the years then ended are as follows:



                                                            2001                   2000
                                                        -------------         -------------
 Assets:

  FE common stock ....................................  $ 152,364,318         $ 119,066,624
                                                        -------------         -------------

      Net assets available for plan benefits .........  $ 152,364,318         $ 119,066,624
                                                        =============         =============

 Changes in net assets available for plan benefits:
  Employer contributions .............................  $  20,272,285         $  17,973,917
  Interest and dividends .............................      6,136,129             5,284,080
  Net appreciation in fair value
      of investments .................................     19,778,176            37,054,606
  Distributions to Participants ......................     (5,092,242)           (3,825,551)
  Transfers, net .....................................     (7,794,304)           (9,432,685)
  Expenses ...........................................         (2,350)               (3,083)
                                                        -------------         -------------

 Increase in net assets available for plan benefits ..  $  33,297,694         $  47,051,284
                                                        =============         =============





7.  Contributions

    Employer Contributions
    The Companies pay a matching contribution of 50% on the first 6% of compensation contributed by an employee. In addition, the Companies may designate a number of performance objectives and contribute for each objective achieved, an additional $.05, up to a maximum of $.25, on each $1.00 of the first 6% of compensation contributed by an employee. The Companies' contributions are always invested in FirstEnergy common stock.

    The Companies' contributions have been pre-funded by the FirstEnergy common stock held by the ESOP Unallocated Fund. These shares of FirstEnergy common stock earn dividend income and are subject to unrealized appreciation and depreciation as the market value of the FirstEnergy common stock fluctuates. The dividend income serves to pay the ESOP Loan and related interest, which results in the release of shares to the ESOP Allocated Fund as the Companies' matching contribution. To the extent dividend income is not sufficient to pay the ESOP Loan and interest, the Companies will contribute cash which is reflected as employer contributions in the Statements of Changes in Net Assets Available for Plan Benefits.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
December 30, 2001 and 2000
--------------------------------------------------------------------------------

    Employee Contributions
    During 2001 and 2000, employees could invest between 1% and 16% of their salary in the Plan. Employee contributions may be made on a before-tax and/or after-tax basis. Under the before-tax option, deposits are deducted from current taxable income but are taxable when they are withdrawn from the Plan. The Tax Reform Act of 1986 limited the maximum annual before-tax contribution to $10,500 for 2001 and 2000. Prior to age 59-1/2, an active employee may withdraw before-tax deposits only under certain hardship conditions as defined in the Plan document.

    Employees may make rollover contributions to the Plan of funds held in other tax-qualified plans which the employee was a participant of prior to becoming employed by the Companies. The rollover contributions must be the result of a qualified total distribution from another tax-qualified plan and must be contributed to the Plan within 60 days after distribution to the employee.

    Both employer and employee contributions under the Plan are held in a trust fund with an independent trustee (State Street Bank & Trust Company). Employees may choose to invest their contributions in Funds A, B, C, D, E, F, G, H, I, J, K or M (see Note 4) which are offered by the Plan. Employees may also elect to borrow from their before-tax accounts for certain approved purposes (Fund L).

    During 2000, non-union participants from the former Beaver Valley Power Station 401(k) Plan were merged into the Plan (see Note 9). The transferred assets include Duquesne Light Company common stock (Fund N).

8.  Tax Considerations

    The Plan was amended and restated as the FirstEnergy Corp. Savings Plan effective July 1, 1998. The Companies have not yet applied for a determination letter from the Internal Revenue Service.

    Management believes the Plan is exempt from federal, state and local income taxes. The federal, state and local income tax treatments of distributions from the Plan depend upon when they are made and their form. The withdrawal of the principal amount of a Participant's after-tax contribution is not, however, subject to tax. For tax years beginning after December 31, 1986, the Tax Reform Act of 1986 requires that an additional tax of 10% be applied to employee withdrawals from the Plan prior to death, disability, attainment of age 59-1/2, or under certain other limited circumstances.

    In the case of withdrawal by a Participant employed by the Companies prior to the attainment of age 59-1/2, the excess of the value of the withdrawal over the total amount of the Participant's after-tax contributions, is taxable at ordinary income tax rates. The value of the Companies common stock withdrawn is considered to be its fair value on the date it is withdrawn.

    In the case of a distribution that qualifies as a lump-sum distribution upon a Participant's termination of employment with the Companies or after attaining the age of 59-1/2, only the excess of the value of the lump sum distribution over the amount of the Participant's after-tax contributions to the Plan (less withdrawals) is taxable at ordinary income tax rates. In determining the value of the lump-sum distribution, the FirstEnergy common stock distributed in-kind or in cash shall be valued at fair value on the date it is withdrawn.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
December 30, 2001 and 2000
--------------------------------------------------------------------------------

9.  Conversion Transfers

    On January 1, 2000, former Duquesne Light Company non-union participants in the Beaver Valley Power Station 401(k) Plan were merged into the FirstEnergy Corp. Savings Plan. Net assets with a value of $49,367,654 were transferred to the Plan.

    Additional transfers to the Plan from other plans totaled $1,357,126 during 2000.

    On July 3, 2000, FirstEnergy sold three power plants to Orion Company. Total assets transferred out of the Plan were $12,300,496.

10. Subsequent Event

    Effective January 1, 2002, the maximum contribution rate was increased from 16% to 20%. Also effective on this date, Citistreet became responsible for the administration of the Plan's beneficiary forms. In addition, participant residential loans have been extended from 15 to 30 years.

    Effective February 11, 2002, Participants who are at least 55 years of age with ten years in the ESOP are provided the ability to diversify a portion of their company matching funds. Also, Participants who are at least 50 years of age can effect to defer an additional $1,000. Participants can elect to receive the quarterly dividends on their shares of FirstEnergy common stock in the PAYSOP and Company Stock Funds.

    Effective March 31, 2002, former Duquesne Light Company union participants in the FirstEnergy Corp. 401(k) Retirement Savings Plan for IBEW Represented Employees at the Beaver Valley Nuclear Power Plant were merged into the FirstEnergy Corp. Savings Plan.



FirstEnergy Corp. Savings Plan

Schedule of Assets (Held at End of Year)
December 30, 2001
-----------------------------------------------------------------------------------------------------------------




                                                                                                      Fair
    Identity of Issue                       Description                            Cost               Value

State Street STIF Fund                  Money Market Fund                     $   2,343,342       $   2,343,342

ESOP Unallocated Fund *                 FE Common Stock                          85,626,924         159,555,675

ESOP Allocated Fund *                   FE Common Stock                          95,125,586         176,352,004

PAYSOP Fund *                           FE Common Stock                           1,582,021           3,301,053

Company Common Stock Fund *             FE Common Stock                          86,235,645         118,284,278

Capital Preservation Fund               GICs, CMOs                              163,168,296         163,168,296

S&P 500 Index Fund                      S&P 500 Stocks                          116,282,245         148,298,557
                                        (Common/Collective Trust)

Small Cap Value Fund                    Domestic Small Cap Stocks                31,493,129          32,100,492
                                        (Retail Mutual Fund)

Large Cap Value Fund                    Large Cap Value Stocks                    8,669,172           7,929,939
                                        (Retail Mutual Fund)

Mid Cap Value Fund                      Mid Cap Value Stocks                     10,398,430           9,769,677
                                        (Retail Mutual Fund)

Mid Cap Growth Fund                     Mid Cap Growth Stocks                     4,684,292           4,043,804
                                        (Retail Mutual Fund)

Small Cap Growth Fund                   Small Cap Growth Stocks                   3,855,284           3,581,813
                                        (Retail Mutual Fund)

Bond Fund                               Bonds                                    14,184,654          13,963,399
                                        (Retail Mutual Fund)

Self Managed Fund                       Equities, Fixed Income                   23,568,020          23,568,020

EuroPacific Fund                        International Stocks                     48,350,189          40,982,416
                                        (Mutual Fund)

Armada Equity Growth Fund               Equities                                 97,549,996          90,698,078
                                        (Mutual Fund)

DQE Frozen Stock Fund *                 DQE Company Stock                         3,154,580           2,715,332
                                                                              -------------     ---------------

                                                                              $ 796,271,805     $ 1,000,656,175
                                                                              =============     ===============


  * Party-in-interest





FirstEnergy Corp. Savings Plan

Schedule of Reportable Transactions
For the Year Ended December 30, 2001
------------------------------------------------------------------------------------------------------------------------------


                              Number of         Total          Number                          Total
       Description             Purchase       Value of         of Sale        Selling         Cost of
        of Assets            Transactions     Purchase       Transactions      Price        Assets Sold         Gain


State Street STIF Fund           198        $ 34,837,893         271        $ 34,809,802    $ 34,809,802    $          -

FirstEnergy common stock         254        $ 50,145,816         436        $ 46,751,408    $ 44,302,762    $  2,448,646

Capital Preservation Fund        143        $ 40,573,657         146        $ 24,209,621    $ 24,209,621    $          -

S&P 500 Index Fund                69        $ 43,903,234         183        $ 37,321,054    $ 27,181,826    $ 10,139,228



Exhibit A



                   Consent of Independent Accountants



We consent to the incorporation by reference in the Company's previously filed Registration Statement (File No. 333-21011) of our report dated June 7, 2002, on the audits of the FirstEnergy Corp. Savings Plan as of December 30, 2001 and December 30, 2000 which report is included in this Annual Report on Form 11-K of FirstEnergy Corp.


                               /s/ PricewaterhouseCoopers LLP

Cleveland,Ohio
June 21, 2002

                               SIGNATURE


      Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Plan Committee, the administrator of the FirstEnergy Corp. Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                              FIRSTENERGY CORP.
                              SAVINGS PLAN


June 21, 2002
-------------
Date
                              By: /s/ Richard J. LaFleur
                                  ----------------------
                                  Richard J. LaFleur
                                  Chairman
                                  Savings Plan Committee

                                      June 21, 2002





Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549


                    Re:  FirstEnergy Corp. Savings Plan


Gentlemen:

     We transmit herewith for electronic filing with the Securities and Exchange Commission, pursuant to the Securities Act of 1934, as amended, an annual report on Form 11-K of the FirstEnergy Corp. Savings Plan.

     Please address any comments regarding the above to the undersigned at 76 S. Main Street, Akron, OH 44308 (330) 384-5504.

                                Very truly yours,

                                FirstEnergy Corp.

                                By: /s/ N. C. Ashcom
                                    ----------------
                                    N. C. Ashcom
                                    Corporate Secretary